EXHIBIT 99.6

CONSENT OF WILLIAM MERCER

The undersigned hereby consents to reference to the undersigned in the management’s discussion and analysis of Avalon Rare Metals Inc. (the “Company”) for the period ended May 31, 2012 incorporated into the Registration Statement on Form F-10 of the Company (File No. 333-173669) dated May 4, 2011 (the “Form F-10”), in connection with the technical information therein.

The undersigned also consents to the incorporation by reference of this consent as an exhibit to the Form F-10.

/s/ William Mercer
                       Name: Dr. William Mercer, P. Geo.
                       Title: Vice President, Exploration

Date:   July 13, 2012